6140 Stoneridge Mall Road Suite 590 Pleasanton, CA 94588-3237 925/460-3600 Fax: 925/460-3649

May 8, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549-6010

Attn:	Mr. Brian Cascio
Accounting Branch Chief

Re:	The Cooper Companies, Inc.
File No 001-08597
Form 10-K for the fiscal year ended October 31, 2005, filed January 17, 2006

Dear Mr. Cascio:

The Cooper Companies, Inc. (the Company or Cooper) has responded, as set forth below, to the comments contained in your letter to Steven M. Neil, the Company’s Chief Financial Officer, dated April 26, 2006. For ease of reference, we have set forth the Staff’s comments and our response for each item.

Form 10-K for the Fiscal Year Ended October 31, 2005

Note 2. Acquisitions, page 62

Acquisition of Ocular, page 62

1.	We note your acquisition of Ocular Sciences, Inc. on January 6, 2005 and that $857.6 million of the purchase price was allocated to goodwill. Please disclose in future filings the valuation methodologies and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and intangible assets. In addition, please also disclose the factors that contributed to a purchase price resulting in the recognition of goodwill as required by paragraph 51.b of SFAS 141.

Response

We will revise our disclosure in future filings as requested.

Mr. Brian Cascio

May 8, 2006

Accrued Acquisition Costs, page 65

2.	We note your accrued acquisition costs of $11,843,000 and $41,110,000 at October 31, 2004 and 2005, respectively. Please revise future filings to disclose a description of the major actions that comprise the plan to exit an activity or involuntarily terminate (relocate) employees of the acquired company, activities of the acquired company that will not be continued, including the method of disposition, and the anticipated date of completion and a description of employee group(s) to be terminated (relocated). Refer to EITF 95-3.

Response

We will revise our disclosure in future filings as requested.

Note 3. Intangible Assets, page 66

3.	Please revise future filings to disclose the changes in the carrying amount of goodwill for each period for which a balance sheet is presented. Refer to paragraph 45 of SFAS 142.

Response

We will revise our disclosure in future filings as requested.

Note 12. Business Segment Information, page 85

4.	Please revise your SFAS 131 disclosure of identifiable assets in future filings to present only long-lived tangible assets. This disclosure should not include goodwill or intangible assets. Refer to paragraph 38 of SFAS 131 and question 22 in the FASB Staff Implementation Guide to Statement 131.

Response

We will revise our disclosure in future filings as requested. Identifiable assets are disclosed to satisfy the requirements of FAS 131 paragraph 32 where an enterprise shall provide reconciliations of the total of the reportable segments’ assets to the enterprise’s consolidated assets. In future filings, we will continue to provide the reconciliation of identifiable assets of reporting segments to consolidated assets in order to satisfy FAS 131 paragraph 32, but in accordance with paragraph 38 we will disclose only long-lived tangible assets by geographic area and no longer report identifiable assets by geographical area.

Mr. Brian Cascio

May 8, 2006

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended October 31, 2005

5.	We note that Amendment No. 1 to Form 10-K includes only the report of your independent registered public accounting firm. Please revise to include the complete text of Item 8. of your Form 10-K, including the audited financial statements in accordance with Exchange Act Rule 12b-15.

6.	As a related matter, please revise to include the certifications of your principal executive officer and principal financial officer. Refer to Exchange Act Rule 12b-15 and Part II.A of SEC Release No 33-8124.

Response

Amendment No. 1 to Cooper’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (the 10-K) amended the 10-K to include a revised report of its independent registered public accounting firm with respect to its audit of management’s assessment of internal control over financial reporting, not its report with respect to its audit of Cooper’s financial statements.

The 10-K was filed on January 17, 2006. Item 9A “Controls and Procedures” contained Management’s Annual Report on Internal Control Over Financial Reporting and a cross reference to KPMG LLP’s audit of such assessment in Item 8. Item 8 “Financial Statements and Supplementary Data” contained, in addition to Cooper’s audited Consolidated Financial Statements and KPMG’s Report of Independent Registered Public Accounting Firm on such statements, KPMG’s Report of Independent Registered Public Accounting Firm (the 404 Report) with respect to its audit of management’s assessment contained in Management’s Annual Report on Internal Control Over Financial Reporting and, in Exhibit 23, KPMG’s consent to such filing.

Shortly following the filing, KPMG contacted management to say that certain language which KPMG intended to include in the 404 Report to meet specific elements required by Auditing Standard No. 2 was missing in the 404 Report provided by KPMG and filed by the Company and requested that a revised 404 Report be filed. Although the Company believed that, in light of all of the circumstances, the revisions were neither substantive nor material to an investor’s understanding, after discussion the revised report was filed as an amendment to the 10-K. The full text of such revised report, marked to show the changes from the 404 Report filed with the 10-K, was as follows:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that The Cooper Companies, Inc. did not maintain effective internal control over financial reporting as of October 31, 2005, because of the effect of a material weakness identified in management’s assessment, based on criteria established

Mr. Brian Cascio

May 8, 2006

in Internal Control—  –   Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of The Cooper Companies, Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The ~~Company identified a~~ following material weakness in ~~the Company’s~~ internal control over financial reporting has been identified and included in management’s assessment as of October 31, 2005~~, related to the Company’s accounting for acquisitions. Specifically, the;~~: The Company did not have sufficient personnel with adequate knowledge regarding accounting for acquisitions in accordance with generally accepted accounting principles. In addition, the Company did not have policies and procedures regarding a periodic review of existing accrued liabilities related to business combinations. This material weakness resulted in the restatement of the Company’s previously issued financial statements for the quarters ended January 31, April 30 and July 31, 2005, to correct errors related to the purchase price allocation and resulting amortization of intangible assets acquired in the Ocular acquisition. In addition, similar errors were identified in the Company’s October 31, 2005 financial statements prior to the issuance of such financial

Mr. Brian Cascio

May 8, 2006

statements. This deficiency results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected,

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets as of October 31, 2005 and 2004, and the related consolidated statements of income, cash flows and comprehensive income of The Cooper Companies, Inc. and subsidiaries. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and this report does not affect our report dated January 17, 2006, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management’s assessment that The Cooper Companies, Inc. did not maintain effective internal control over financial reporting as of October 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—  –  Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, The Company has not maintained effective internal control over financial reporting as of October 31, 2005, based on criteria established in Internal Control—   –  Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

~~As described in Management’s Report on Internal Control Over Financial Reporting,~~ The Company acquired Ocular Sciences, Inc. during 2005 and management ~~has~~ excluded ~~certain divisions of Ocular Sciences Inc.~~ from its assessment of the effectiveness of the Company’s internal control over financial reporting as of October 31, 2005 ~~because the business was acquired by the Company in a purchase business combination during 2005. Subsequent to the acquisition, certain divisions of the acquired business were integrated into the Company’s existing systems and internal control over financial reporting. We have excluded certain divisions of Ocular Sciences Inc. from our audit of the Company’s internal control over financial reporting. The divisions of Ocular Sciences Inc. not integrated into the Company’s existing internal control over financial reporting and excluded from our audit represent~~, certain divisions of Ocular Sciences, Inc.’s internal control over financial reporting associated with assets of approximately 11% of consolidated assets, liabilities of approximately 4% of consolidated liabilities and revenues of 26% of consolidated revenues, included in the consolidated financial statements of The Cooper Companies, Inc. as of and for the year ended October 31, 2005. Our audit of internal control over financial reporting of The Cooper Companies, Inc. also excluded an evaluation of the internal control over financial reporting of these divisions of Ocular Sciences, Inc.

As indicated above, the Company did not believe that the changes in the report contained any new information for investors (although the last three sentences in the fifth paragraph are new, the first two repeat, verbatim, information contained in Management’s Report on Internal Control Over Financial Reporting in the filed 10-K, and the last reiterates the first statement in the paragraph) and the revisions did not alter KPMG’s opinion on whether management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of October 31, 2005 was fairly stated, in all material respects, based on the applicable control criteria under the COSO framework.

Mr. Brian Cascio

May 8, 2006

As noted by the Staff, Rule 12b-15 states that “amendments filed pursuant to this section must set forth the complete text of each item as amended.” This requirement was added by Release Nos. 33-6977, 34-31905, 35-25745, 39-2300, IC-19283 “Electronic Filings—EDGAR System—Interim Rules” (February 23, 1993). The adopting release explained that this requirement was added to prevent the filing of amendments containing “only revised words or lines,” as permitted prior to 1993. Although we believe that the amendment of a complete disclosure item ordinarily serves the interest of investor protection by providing the full context for the change being made, we respectfully submit that including the audited financial statements with the amendment in this instance would actually increase confusion among investors – although the amendment results in no changes whatsoever to the Company’s financial statements, including such statements could, regardless of the disclaimer, have resulted in a perception that something had changed in such information, and investors did not need to refer to KPMG’s audit report and the company’s financial statements to understand the 404 Report.

In the case of the 404 Report, the Item in which such reports are included varies: the reports may appear in either Item 9A or in Item 8 (with a cross-reference in Item 9A). In any event, the 404 Report itself is not directly related to Cooper’s Item 8 financial statements, in that including in the amendment such financial statements and KPMG’s Report of Independent Registered Public Accounting Finn on such financial statements would in no way enhance a reader’s understanding of the revised 404 Report.

Accordingly, Cooper believed that the filing of only the revised 404 Report best satisfied Rule 12b-15’s underlying purpose of providing transparent disclosure to investors and avoiding any confusion that may result from the piecemeal disclosure that could otherwise result from amendments of less than a complete item. With respect to comment 6, if the financials are not filed with the amendment, then no certifications are required to be filed.

We note that all printed copies of the 10-K supplied by Cooper to shareholders and other investors have the 10-K/A attached, and the page of the 10-K containing the 404 Report has a prominent note describing the revisions to the 404 Report and referring the reader to the revised report in the attached 10-K/A.

Given the nature of the revisions, and the relationship of the 404 Report to the remainder of the Item 8 disclosure, we respectfully submit that a new amendment to refile all of Item 8 would be confusing to investors and would not result in better or more complete disclosure.

Mr. Brian Cascio

May 8, 2006

Forms 8-K Filed March 7, 2006 and December 12, 2005

7.	We note on page four that you present your non-GAAP measures and reconciliation in the form of a statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted cost of sales, adjusted gross profit, adjusted restructuring costs, adjusted total operating expense, and adjusted operating income, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.

•	To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

Mr. Brian Cascio

May 8, 2006

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response

We will revise our disclosure in future filings. The format of our disclosures is in part a response to requests by analysts and other investors for abundant detail and purposeful transparency and clarity. Cooper’s management uses all of the non-GAAP information presented internally and believes that such information is of value to investors in presenting operating results exclusive of acquisition and integration activities. Cooper believes that, by presenting the results of operations in such a manner, it enables investors, as well as management, to evaluate operations period-to-period on an apples-to-apples basis and thereby promotes operational transparency and avoids confusion should investors attempt to generate similarly-intended operating results utilizing only GAAP financial measures. In future filings we will review the non-GAAP presentation with a view to clarifying such presentation and clearly indicating that each such financial measure is utilized by management. Additionally, we will review the presentation in an alternate format instead of the presentation as a statement of operations as well as providing the appropriate reconciliations to the GAAP financial results.

Our Form 8-Ks furnishing earnings releases under Item 2.02 are not incorporated by reference into 33 Act registration statements.

8.	In addition Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The discussion of the first quarter highlights on page one focuses on “reported EPS before nonrecurring items” and “cash flow per share” and does not include a discussion of GAAP EPS. The presentation of the reported P&L highlights on page three focuses on operating income before nonrecurring charges for merger related accounting and restructuring and does not include a presentation of operating income. Please tell us how this discussion and presentation meets the requirements of Item 10.

Mr. Brian Cascio

May 8, 2006

Response

In Cooper’s December 12, 2005 earnings release, we include GAAP EPS, as well as EPS before nonrecurring items, in the header as well as in our bullet-point discussion of fourth quarter highlights on page one. In Cooper’s March 7, 2006 earnings release, although the header included both GAAP EPS and EPS before nonrecurring items, we omitted GAAP EPS in the discussion of first quarter highlights in order to avoid confusion and focus on the effects of our implementation of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment”. In future exhibits, we will include GAAP EPS in our discussion of quarterly highlights on page one, with equal prominence to the non-GAAP disclosure.

“Cash flow per share” is a non-GAAP financial measure that we reconcile to earnings per share and include the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures. We disclose “cash flow per share” because we believe it is a more appropriate measure of Cooper’s liquidity and financial strength, particularly when calculated consistently over time. In Cooper’s case, cash flow per share is more informative than the more common non-GAAP measure of liquidity called “earnings before interest, taxes, depreciation and amortization” (EBITDA) because, unlike most companies, Cooper does not expect to pay federal income taxes for several years because it has significant net operating loss carryforwards. Cooper has a significant competitive advantage, as most companies expend a large portion of their pretax profits on taxes. Our belief is that readers should understand this and judge our financial strength accordingly.

The presentation of the reported P&L highlights on page three does focus on operating income before nonrecurring charges for merger related accounting and restructuring and is reconciled to GAAP operating income on page four. We note that the amount of such charges is given, and that in the First Quarter Fiscal 2006 Revenue and Expense Summary immediately following the P&L highlights table we do give the comparable percentage including such nonrecurring charges. However, we will review our presentation in future filings with a view to clearly indicating management’s use of non-GAAP financial measures, affording the comparable GAAP financial measures equal prominence and providing the reconciliation to GAAP results.

Mr. Brian Cascio

May 8, 2006

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filings. Our earnings release for the second quarter ended April 30, 2006, scheduled to be furnished on Form 8-K on June 7, 2006, our Form 10-Q for the second quarter ended April 30, 2006, to be filed on June 9, 2006, and future filings, will reflect our indicated responses, as applicable.

Sincerely,

/s/ Steven M. Neil
Steven M. Neil
Vice President and Chief Financial Officer

cc:	Lynn A. Dicker – SEC
Erica Steinberger – Latham & Watkins LLP